

May 22, 2013

Via E-mail
David J. Mazzo, Ph.D.
President and Chief Executive Officer
Regado Biosciences, Inc.
120 Mountain View Boulevard
Basking Ridge, NJ 07920

> **Re:** **Regado Biosciences, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 17, 2013**
> **File No. 333-188209**

Dear Dr. Mazzo:

We have reviewed your amended registration statement and correspondence dated May 17, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and amending your registration statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Capitalization, page 40

1. Please revise the first sentence to state that the table sets forth your cash, cash equivalents and short-term investments and cash held in escrow as well as your capitalization.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Overview
Research and Development Expenses, page 46

2. Please revise your disclosure so that the amounts disclosed for REG1 expenses for March 31, 2013 and 2012 of $1.3 million and $1.6 million agree to the amounts in the table.

3. Please clarify why the supplies inventory is high compared to the amount of research and development expenses incurred during the period. Please disclose the shelf life of the inventory and whether or not you considered impairment for the inventory if a significant time has or will elapse before the inventory will be used.

Common Stock Fair Value, page 50
December 31, 2012 Valuation, page 52

4. Tell us how the assumption of 50% for an IPO scenario was derived at December 31, 2012. We note that you filed your initial registration statement on March 1, 2013. Provide us a timeline of the actions taken in connection with preparing to file an IPO. Tell us what the effect would have been on your fair value calculated had you used a higher weighting for an IPO scenario.

5. You state that the fair value of your stock at December 31, 2012 was $.59 per share, which appears significantly lower than your expected IPO price. Please revise your proposed disclosure for "Events Occurring Following December 31, 2012" to clarify the following:
   - Clarify what the positive results from FDA mean for the company. If the meeting resulted in significantly lower research and development costs, please provide quantitative and/or qualitative information to clarify the effect on the company.
   - Clarify what progress was made in preparing the commencement of your Regulate-PCI trial. In this respect, please clarify why the progress would increase the fair value if no actual results of trials were obtained during this period.
   - You disclose on page 52 that you assumed a 2.5% discount for lack of marketability. Your proposed disclosure states that the IPO does not factor into any marketability or illiquidity discounts. Please clarify that the illiquidity discount referenced is the same as a marketability discount or delete the term.
   - You state that the estimated price range for this offering was not derived using a formal determination of fair value of your common stock. If you have determined the fair value of your common stock since December 2012, please disclose the fair value. If you believe the IPO price is higher than the fair value of your common stock, please state so and consider disclosing a risk factor in that regard.

6. You state in "Options Granted in Connection with this Offering" on page 106 that you intend to issue additional options. Please disclose the exercise price of the options and any additional stock compensation that will be recorded in the financial statements as a result of issuance of the stock options. Provide us an analysis of the stock compensation, particularly if the exercise price does not equal the IPO price. Confirm that no other stock options have been granted that have not already been disclosed and update that confirmation through the date the filing goes effective.

NovaMedica Agreements, page 80

7. You state that in connection with the Series E Preferred Stock financing, in December 2012, you entered into a Tech Transfer Agreement with DRI, a significant stockholder of the company. You also state that in exchange for a nominal payment, you assigned to DRI certain patents and patents applications and granted to DRI an exclusive, fully paid-up, royalty-free, irrevocable and assignable license. Those rights were assigned to NovaMedica. In light of the fact that only a nominal payment was received and the agreement was executed in connection with a preferred stock offering, please tell us what consideration was given to allocating some of the financing proceeds to the transfer of the license. If you do not believe any proceeds should be allocated to the assignment of patent and license, please tell us why and the accounting treatment for this agreement along with your basis citing any applicable accounting literature.

Notes to Financial Statements
Stockholders' Equity and Convertible Preferred Stock, page F-39

8. Please provide us with an analysis of how you concluded that you were not required to record a beneficial conversion feature in connection with the first and second tranche of the Series E financing. In this respect, please address the following:
    *   Address how you considered the guidance in ASC 470-20-30-3 through 470-20-30-8 for each preferred stock issuance. For the December issuance, please clarify how you considered allocation to the convertible loan in determining if a beneficial conversion feature was required to be recorded.
    *   Tell us how the revised closing conditions factored into your analysis.
    *   Explain why the contract was binding on December 18, 2012 and confirm whether it was legally enforceable.
    *   Tell us how you considered the commitment date guidance in ASC 470-20-30-10 and how the terms of the financings met the definition of a firm commitment in ASC 470-20-20. In this regard, it does not appear that the specific timing of the financings was known at the date of the agreement.
    *   You state on page F-20 that on December 18, 2012, the first tranche of the Series E financing was completed with 31,437,442 preferred shares issued for $22,634,958. This included $15,515,391 in cash plus $6,780,540 in convertible loan principal and $339,027 in converted loan interest originally secured on May 3, 2012. Please disclose the conversion rate of the convertible loan.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson, Staff Attorney, at (202) 551-3192, John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        John D. Hogoboom, Esq.
        Lowenstein Sandler LLP